UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 12, 2022

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Collection Drop 008 Underlying Asset Sale
On April 1, 2022, Series Collection Drop 008, a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), entered into an agreement to sell the Series Collection Drop 008 Asset, an AFA 85-graded 1978 Kenner Star Wars Darth Vader “12-A SKU on Figure Stand” toy, for $25,420 versus the Series Collection Drop 008 offering amount of $11,200. Pursuant to the agreement, consummation of the closing was conditioned upon approval of the sale by holders of interests (“Interests”) in Series Collection Drop 008, which approval was received on April 1, 2022. The sale contains no other material terms and/or conditions. In connection with the sale, Otis Wealth, Inc. (the “Manager”) assumed all outstanding but unpaid Series Collection Drop 008 acquisition and offering expenses and waived any and all rights to receive the 10% distribution pursuant to Section 7.02 of the Company’s limited liability company agreement, dated October 10, 2019, as amended. This will result in a net gain to holders of Series Collection Drop 008 Interests. The closing of the sale was consummated on April 6, 2022.
The Manager, as the manager of Series Collection Drop 008, has been appointed as liquidator and will distribute to holders of Series Collection Drop 008 Interests all of the remaining assets (which consist only of cash) of Series Collection Drop 008, after making provision for liabilities of Series Collection Drop 008, if any. After making such distribution, the Manager intends to wind up Series Collection Drop 008 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of Series Collection Drop 008 Interests.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: Head of Ops & Legal, Alternatives